UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB NUMBER: 3235-0058 Expires: March 31, 2006 Estimated average burden hours per response: 2.50
FORM 12b-25	SEC FILE NUMBER 000-50885
NOTIFICATION OF LATE FILING	CUSIP NUMBER G7313F106 G7313F114

(Check one):	Form 10-K Form 20-F Form 11-K Form 10-Q Form 10-D Form N-SAR Form N-CSR

For Period Ended: December 31, 2005

[    ] Transition Report on Form 10-K
[    ] Transition Report on Form 20-F
[    ] Transition Report on Form 11-K
[    ] Transition Report on Form 10-Q
[    ] Transition Report on Form N-SAR
For the Transition Period Ended:__________________________________________________

Read Instruction Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified anyinformation contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Quanta Capital Holdings Ltd.

Full Name of Registrant

Former Name if Applicable

1 Victoria Street, Fourth Floor

Address of Principal Executive Office (Street and Number)

Hamilton, Bermuda HM11

City, State and Zip Code

PART II
RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously disclosed in Quanta Capital Holdings Ltd.'s (the ‘‘Company’’) Current Report on Form 8-K filed on March 8, 2006, A.M. Best downgraded the financial strength rating of the Company and its subsidiaries from ‘‘A−’’ (excellent) to ‘‘B++’’ (very good) and placed its rating under review with negative implications on March 2, 2006. Additionally, a special committee of the Company's board of directors has engaged Friedman, Billings, Ramsey & Co., Inc., as financial advisor, to assist the Company in evaluating strategic alternatives, including the sale of some or all of its business. The Company has been working diligently to evaluate the Company's business and financial position in view of these matters and their impact on the various disclosures in the Company's Annual Report on Form 10-K for the year ended December 31, 2005 (the ‘‘Form 10-K’’), as well as to complete its evaluation of the effectiveness of its internal controls over financial reporting. These matters have required the Company's management to devote substantial time and attention to these issues. The Company requires additional time to complete its evaluation of the effectiveness of its internal controls, certain accounting procedures and the related audit of the financial statements and disclosures in the Form 10-K. Consequently, the above factors have resulted in the Company's inability to finalize its Form 10-K within the prescribed period without unreasonable effort or expense.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Walda Decreus	212	373-1824
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

 Yes     No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

 Yes     No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On March 2, 2006, the Company announced its preliminary financial results for the fourth quarter and full-year ended December 31, 2005. The Company anticipates that its net loss for the fourth quarter of 2005 will be between approximately $42 million and $45 million. This compares to a net loss of $14.4 million in the fourth quarter of 2004. Based on these fourth quarter estimates, the Company expects that its net loss for the full year of 2005 will be between approximately $94 million and $97 million. This compares to a net loss of $54.6 million for 2004. The net losses in 2005 are largely attributed to the increase in loss occurrences, particularly those related to the 2005 hurricanes and the first quarter 2005 California pipeline rupture, and general reserve strengthening relating to certain product lines. Gross written premiums for the fourth quarter of 2005 were $96.1 million and net written premiums were $3.8 million. This compares to gross written premiums of $124.0 million and net written premiums of $107.1 million in the fourth quarter of 2004. The foregoing are preliminary estimates and are subject to the ongoing evaluation and audit by the Company's independent registered public accounting firm. Continued work on these matters may result in changes in these estimated results to be included in the Company's annual report on Form 10-K.

The statements contained in this Notification of Late Filing may include forward-looking statements within the meaning of the federal securities law, which reflect the Company's current views with respect to future events and financial performance. Statements which include the words ‘‘believes,’’ ‘‘expects,’’ ‘‘intends,’’ ‘‘estimates,’’ ‘‘projects,’’ ‘‘predicts,’’ ‘‘assumes,’’ ‘‘anticipates,’’ ‘‘plans,’’ and ‘‘seeks’’ and comparable terms of a future or forward-looking nature identify forward-looking statements in form for purposes of the U.S. federal securities laws or otherwise. The Company intends these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements in the Private Securities Litigation Reform Act of 1995. As forward-looking statements, these statements involve risks, uncertainties and other factors that could cause actual results to differ materially from the expected results. These include, but are not limited to, the effect of A.M. Best's recent downgrade of the Company's financial strength rating to ‘‘B++’’ (very good) and its placement of its rating under review with negative implications; the Company's analysis of its business lines, positioning in the market and internal operations and identification of steps it should take to preserve shareholder value and improve its competitive position; A.M. Best's on going reevaluation of its capital adequacy models and the Company's business, including the evaluation of strategic alternatives; the Company's inability to attract, integrate and retain members of its management team, key employees, including its underwriter teams; implementation of any changes based on the Company's analysis of its business or any strategic alternatives, which involves substantial uncertainties and risks that may result in unforeseen expenses and costs; the Company's loss estimates relating to its exposure to Hurricanes Katrina, Rita and Wilma are preliminary and the actual amount of losses may vary significantly from its estimates based on such data; large aggregate exposures in certain lines of business; the failure of any of the loss limitation methods; competition; other rating agency actions; uncertainties in the Company's reserving process; a change in the Company's tax status; acceptance of the Company's products, the availability of reinsurance or retrocessional coverage; changes in accounting policies, changes in general economic conditions; the Company's limited operating history; risks relating to reliance on program managers; the Company's inability to maintain or enter into adequate credit facilities and other factors detailed in the Company's filings with the U.S. Securities and Exchange Commission. The Company assumes no obligation to update or supplement forward-looking statements to reflect subsequent events or circumstances.

Quanta Capital Holdings Ltd.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 17, 2006	By: /s/ Robert Lippincott III
Robert Lippincott III, Interim Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.